SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)


                     First Mid-Illinois Bancshares, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $4.00 per share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)


                                 320866 106
   ----------------------------------------------------------------------
                               (CUSIP Number)


                            Charles Albert Adams
                           1020 North 13th Street
                           Mattoon, Illinois 61938
                               (217) 234-8877
   ----------------------------------------------------------------------
                Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             September 19, 2000
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                              Page 1 of 6 Pages

                       (Continued on following pages)


   CUSIP NO. 320866 106              13D                      Page 2 of 6


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles Albert Adams

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [x]
     3   SEC USE ONLY

     4   SOURCE OF FUNDS

         PF & OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


      NUMBER OF           7   SOLE VOTING POWER

       SHARES                 146,424 Shares

    BENEFICIALLY          8   SHARED VOTING POWER

      OWNED BY                2,136 Shares

        EACH              9   SOLE DISPOSITIVE POWER

      REPORTING               146,424 Shares

       PERSON            10   SHARED DISPOSITIVE POWER

        WITH                  2,136 Shares


     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,560 Shares

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%

     14  TYPE OF REPORTING PERSON

         IN


   ITEM 1.        SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc, a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Charles A. Adams. Mr. Adams is a citizen of the United States of America. His principal occupation is serving as the President of Howell Paving, Inc. His business address is as follows: Howell Paving, Inc., 1020 North 13th Street, Mattoon, Illinois 61938.

        During the last five years, Mr. Adams (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since Mr. Adams's originally filed statement on Schedule 13D on July 1, 1992, shares of Common Stock for which Mr. Adams is reporting beneficial ownership herein have been acquired in direct purchases by Mr. Adams and his spouse, pursuant to the deferral of director fees under the Company's Deferred Compensation Plan, pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan, in the form of stock options under the Company's Stock Incentive Plan and by Howell Paving, Inc. (see Item 5 below) upon the conversion of the Company's Series A Preferred Stock on November 15, 1999. No borrowed funds were used for any of the above-listed acquisitions.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Mr. Adams have been for investment purposes. Mr. Adams may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Adams has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

        Except as set forth above, Mr. Adams does not have any plan or proposal which relates to any of the following matters:



                              Page 3 of 6 Pages



        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)  Any action similar to any of those enumerated above.

   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Mr. Adams holds sole voting and investment power over the following shares of Common Stock: (i) 32,248 shares held individually; (ii) 9,611 shares held for the account of Mr. Adams under the Company's Deferred Compensation Plan; and (iii) 104,065 shares held by Howell Paving, Inc., which is a corporation controlled by Mr. Adams. Mr. Adams is reporting shared voting and investment power over the 2,136 shares held by his spouse; however, Mr. Adams disclaims beneficial ownership of these 2,136 shares. Mr. Adams's beneficial ownership reported herein also includes 500 shares which Mr. Adams has the right to acquire by exercise of outstanding stock options under the Company's Stock Incentive Plan. Mr. Adams's total beneficial ownership amounts to 148,560 shares of Common Stock, or 6.6% of the outstanding shares.



                              Page 4 of 6 Pages



        (c) During the past 60 days, Mr. Adams has effected no transactions in the Common Stock other than (i) a purchase of 400 shares at $28.375 per share on July 26, 2000, (ii) a purchase of 500 shares at $28.25 per share on September 12, 2000 and (iii) a purchase of 500 shares at $28.25 per share on September 19, 2000.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Adams, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Adams.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Adams and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.






























                              Page 5 of 6 Pages



                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    September 19, 2000

                                           /s/ Charles Albert Adams
                                           ------------------------------
                                           Charles Albert Adams










































                              Page 6 of 6 Pages